Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2022, on:

•	an actual basis; and

•	an as adjusted basis giving effect to (i) scheduled debt repayments of $43.5 million, (ii) debt prepayments of $51.3 million for vessel Rio 2016 and vessel Inca and drawdown of $67.5 million for the refinancing of the vessel Rio 2016, (iii) debt drawdown of $46.3 million to finance the final installment to shipyard for the delivery of the DP2 shuttle tanker Porto, (iv) proceeds of $11.8 million from the sale of vessel Inca, (v) payment from cash of $9.5 million for the new 2020-built VLCC with expected delivery in the fourth quarter of 2022, (vi) the conversion of all 459,286 outstanding Series G Redeemable Convertible Perpetual Preferred Shares into an aggregate of 306,190 common shares of the Company(1), (vii) the redemption of 75,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares and the payment of $0.75 million, (viii) payment of $9.5 million of preferred share dividends and $2.8 million of common share dividends, and (ix) the declaration of $0.15 dividend per common share.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between June 30, 2022 and September 30, 2022.

	As of June 30, 2022
In thousands of U.S. Dollars	Actual	Adjusted
	(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$161,148	$112,707
Restricted cash	10,648	10,648

Total cash	171,796	123,355

Capitalization
Debt:
Long-term secured debt obligations and other financial liabilities (including current portion)	$1,475,724	1,494,664

Stockholders’ equity:
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized on an actual and as adjusted basis and 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares, 6,747,147 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding on an actual basis and 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding on an adjusted basis	15,469	15,010
Common shares, $5.00 par value; 60,000,000 shares authorized on an actual and as an adjusted basis; 29,308,379 shares issued, and 28,630,206 shares outstanding on an actual basis and 29,308,379 shares issued, and 28,936,396 shares outstanding on an adjusted basis	146,542	148,073
Additional paid-in capital	986,874	985,802
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income	4,001	4,001
Retained earnings	181,008	167,994
Non-controlling interest	50,872	49,320

Total stockholders’ equity	1,377,975	1,363,409
Total capitalization	$2,853,699	$2,858,073

(1)    The accounting treatment of the conversion of Series G Redeemable Convertible Perpetual Preferred Shares has not been finalized as of the date of this capitalization table.